  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 18, 1998.
                                                      REGISTRATION NO. 33-56546

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM N-1A

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933                         [X]

                         PRE-EFFECTIVE AMENDMENT NO.                         [_]

                                                                             [X]
                      POST-EFFECTIVE AMENDMENT NO. 4

                                    AND/OR                                   [_]

                            REGISTRATION STATEMENT
                                     UNDER
                      THE INVESTMENT COMPANY ACT OF 1940

                             AMENDMENT NO. 9
                       (CHECK APPROPRIATE BOX OR BOXES)


                   SANTA BARBARA GROUP OF MUTUAL FUNDS, INC.
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

       333 SOUTH GRAND AVENUE, SUITE 4075, LOS ANGELES, CALIFORNIA 90071
              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)    (ZIP CODE)

      REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (213) 628-2907

                                STEVE W. ARNOLD
                      333 SOUTH GRAND AVENUE, SUITE 4075
                         LOS ANGELES, CALIFORNIA 90071
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

  IT IS PROPOSED THAT THIS FILING WILL BECOME EFFECTIVE (CHECK APPROPRIATE BOX)

    [_] IMMEDIATELY UPON FILING PURSUANT TO PARAGRAPH (B)

    [X] ON (JUNE 1, 1998) PURSUANT TO PARAGRAPH (B)

    [_] 60 DAYS AFTER FILING PURSUANT TO PARAGRAPH (A)(1)

    [_] ON (DATE) PURSUANT PARAGRAPH (A)(1)

    [_] 75 DAYS AFTER FILING PURSUANT TO PARAGRAPH (A)(2)

    [X] THIS POST-EFFECTIVE AMENDMENT DESIGNATES A NEW EFFECTIVE DATE FOR A
        PREVIOUSLY FILED POST-EFFECTIVE AMENDMENT.

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

                             THE BENDER GROWTH FUND

                             CROSS-REFERENCE SHEET

             REQUIRED BY RULE 404 UNDER THE SECURITIES ACT OF 1933

                                     PART A

       ITEM                                                HEADING
       ----                                                -------
  1.   Cover Page........................................  Cover Page
  2.   Synopsis..........................................  Fund Expenses
  3.   Condensed Financial Information...................  Not Applicable
  4.   General Description of Registrant.................  The Fund; Investment Objective
                                                            and Policies; Other Investment
                                                            Policies and Their Related Risks
  5.   Management of the Fund............................  Management of the Company and the
                                                            Fund; Brokerage Commissions;
                                                            Other Information
  6.   Capital Stock and Other Securities................  Other Information; Taxation;
                                                            Dividends and Distributions
  7.   Purchase of Securities Being Offered..............  Purchase of Shares; Net Asset
                                                            Value
  8.   Redemption or Repurchase..........................  Redemption of Shares
  9.   Pending Legal Proceedings.........................  Not Applicable

                                     PART B

 10.   Cover Page........................................  Cover Page
 11.   Table of Contents.................................  Table of Contents
 12.   General Information and History...................  Not Applicable
 13.   Investment Objectives and Policies................  Investment Objective and Policies
                                                            and Associated Risks; Investment
                                                            Restrictions
 14.   Management of the Fund............................  Directors and Officers;
                                                            Investment Advisory and Other
                                                            Services
 15.   Control Persons and Principal.....................  Not Applicable Holders of
                                                            Securities
 16.   Investment Advisory and Other Services............  Investment Advisory
 17.   Brokerage Allocation and Other Practices..........  Brokerage Allocation and
                                                            Portfolio Transactions
 18.   Capital Stock and Other Securities................  Other Information--Part A
 19.   Purchase, Redemption and Pricing of Securities
        Being Offered....................................  Purchases, Redemption and Pricing
                                                            of Shares
 20.   Tax Status........................................  Tax Status
 21.   Underwriters......................................  Distribution of Fund Shares
 22.   Financial Statements..............................  Financial Statements

  The sole purpose of this filing is to delay the effectiveness of Post-Effective Amendment No. 3 to the Registration Statement until June 1, 1998. Accordingly, the prospectus and statement of additional information of the Bender Growth Fund are not included in this filing.

                          PART C.  OTHER INFORMATION

Item 24.  Financial Statements and Exhibits
          ---------------------------------

     (a)  Financial Statements

          In Part A:

                  Financial Highlights

          In Part B:

                  To be incorporated by reference to the Registrant's annual report dated March 31, 1998:

                  Report of Independent Public Accountants
                  Statement of Net Assets
                  Statement of Operations
                  Statement of Changes in Net Assets
                  Financial Highlights
                  Notes to Financial Statements

          In Part C:

                  None.

     (b) Exhibits (the number of each exhibit relates to the exhibit designation in Form N-1A):

          (1)(a)    Articles of Incorporation*
             (b)    Articles of Amendment*
          (2)       By-Laws*
          (2)(c)    Articles Supplementary***
          (3)       Not Applicable
          (4)       Not Applicable
          (5)(a)    Form of Investment Advisory Agreement***
             (b)    Form of Sub Advisory Agreement***
          (6)       Form of Distribution Agreement**
          (7)       Not Applicable
          (8)       Custodial Agreement**
          (9)(a)    Form of Transfer Agency and Service Agreement**
          (10)      Opinion of Counsel**
          (10)(b)   Consent of Counsel**

          (11) Consent of Independent Auditors (to be filed by amendment)
          (12)      Not Applicable
          (13)      Initial Capital Agreement**
          (14)      Not Applicable

          (15) Amended Service and Distribution Plan (to be filed by amendment)

          (16)      Not Applicable
          (17)      Not Applicable
          (18)      Multi-Class Plan**
--------------------

* Filed in the Registrant's initial Registration Statement on December 30, 1992 and incorporated by reference herein.

** Filed in Pre-effective Amendment No. 4 on October 4, 1996 and incorporated herein by this reference.

*** Filed in Post Effective Amendment No. 1 on October 24, 1996 and incorporated herein by this reference.

Item 25.  Persons Controlled by or Under Common Control with Registrant.
          -------------------------------------------------------------

          None

Item 26.  Number of Holders of Securities.
          -------------------------------

          As of March 26, 1998, there were two hundred eighteen shareholders of record of Registrant's C Class shares and fifty-eight shareholders of the Y Class shares.
Item 27.  Indemnification.
          ---------------

          Reference is made to Article 7.6 in the Registrant's Articles of Incorporation, which are incorporated by reference herein.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant by the Registrant pursuant to the Fund's Articles of Incorporation, its By-Laws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by directors, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such directors, officers or controlling persons in connection with shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a Court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Item 28.  Business and Other Connections of the Fund Manager and Investment
          -----------------------------------------------------------------
          Adviser
          -------

                                 FUND MANAGER
                                 ------------
                         SBG Capital Management, Inc.
                         ----------------------------



Name                   Position with          Other Affiliations
----                   -------------          ------------------
                       Fund Manager
                       ------------

Stephen Y. Ascher      Chief Executive        Director, Chief Executive
                       Officer, Chief         Officer, Chief Financial
                       Financial Officer      Officer, Treasurer of the
                                              Company

Steven W. Arnold       President, Secretary   Director, Chief Financial
                                              Officer, Secretary of the

                                              Company


                              INVESTMENT ADVISER
                              ------------------
                          Robert Bender & Associates
                          --------------------------

Name                   Position with Advisor       Other Affiliations
----                   ---------------------       ------------------
Robert L. Bender       Director, President,        Director of the Company
                       Treasurer

Reed G. Bender         Vice President              None

Sandra M. Bender       Secretary                   None

Item 29.  Principal Underwriters
          ----------------------

          (a) Ascher/Decision Services, Inc. ("Ascher") serves as Distributor of shares of the Fund.

          (b) The directors and officers of Ascher are set forth below. Unless otherwise indicated, their address is 333 South Grand Ave, Suite 4075, Los Angeles, California 90071.


Name                         Positions and          Positions and
----                         -------------          -------------
Registrant                   Offices with Ascher    Offices with Registrant
----------                   -------------------    -----------------------

Stephen Y. Ascher            Director, President    Director, Chief
                             and Treasurer          Executive Officer,
                                                    Chief Financial
                                                    Officer, Treasurer




          (c)  Not Applicable

Item 30.  Location of Accounts and Records
          --------------------------------

     The account books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder will be maintained at the offices of SBG Capital Management, Inc., 333 S. Grand Avenue, Los Angeles, California 90071; the offices of Robert Bender & Associates, 525 Starlight Crest Dr., La Canada, California 91099 and SEI Fund Resources, 680 E. Swedesford Road, Wayne, Pennsylvania 19087-1658.


Item 31.  Management Services
          -------------------

     Not Applicable.


Item 32.  Undertakings
          ------------

          (a)  Not Applicable.

          (b) Registrant undertakes to call a meeting of Shareholders for the purpose of voting upon the question of removal of a Director of Directors when requested to do so by the holders of at lease 10% of the Registrant's outstanding shares of beneficial interest and in connection with such meeting to comply with the shareholders communications provisions of Section 16(c) of the Investment Company Act of 1940.

          (c) Registrant undertakes to furnish Registrant's latest annual report to shareholders upon request and without charge to persons to whom a prospectus is delivered.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that this Post-Effective Amendment No. 4 to the Registration Statement meets the requirements for effectiveness pursuant to Rule 485(b) and has caused this Post-
Effective Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Los Angeles, and State of California on this 18th day of May, 1998.

          THE SANTA BARBARA GROUP OF MUTUAL FUNDS, INC.


          BY:  /s/ Stephen Y. Ascher
             __________________________________________
               Stephen Y. Ascher
               Chief Executive Officer


                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 4 to the Registration Statement on Form N-1A has been signed below by the following persons on behalf of The Santa Barbara Group of Mutual Funds, Inc. in the capacity and on the date indicated:



DATED:       May 18, 1998       /s/ Stephen Y. Ascher
                                ___________________________________
                                Stephen Y. Ascher, Chairman
                                Director, Chief Executive Officer,
                                Chief Financial Officer, Secretary
                                and Treasurer

DATED:       May 18, 1998       /s/ Steven W. Arnold
                                ___________________________________
                                Steven W. Arnold
                                Director, President, and Chief Investment
                                Officer, Secretary

DATED:       May 18, 1998       /s/ L. David Tisdale
                                ___________________________________
                                L. David Tisdale
                                Director

DATED:        May 18, 1998      /s/ Watson M. Laetsch
                                ___________________________________
                                Watson M. Laetsch
                                Director


DATED:        May 18, 1998      /s/ Hugh M. Grant
                                ___________________________________
                                Hugh M. Grant
                                Director


DATED:        May 18, 1998      /s/ John W. Svendsen
                                ___________________________________
                                John W. Svendsen
                                Director


DATED:        May 18, 1998      /s/ Robert L. Bender
                                ___________________________________
                                Robert L. Bender
                                Director


DATED:        May 18, 1998      /s/ William H. Phelps
                                ___________________________________
                                William H. Phelps
                                Director